Evaxion Biotech A/S

Dr. Neergaards Vej 5F

2970 Hørsholm

Denmark

Telephone: +45 31 31 97 53

March 20, 2025

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn: Mr. Tyler Howes

Re: Evaxion Biotech A/S

Registration Statement on Form F-3 (File No. 333- 285778)

Acceleration Request

Requested Date:	March 24, 2025

Requested Time:	4:30 P.M. Eastern Time

Dear Mr. Howes:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-285778) (the “Registration Statement”) to become effective on Monday, March 24, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Michael D. Baird of Duane Morris LLP by telephone at (215) 870-6771, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

Evaxion Biotech A/S

By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer

cc:

Michael D. Baird, Duane Morris LLP

Lars Lüthjohan Jensen, Mazanati-Andersen

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